UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Sprott Resource Lending Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

85207J100
(CUSIP Number)

Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, Ontario
Canada  M5J 2J1
Telephone - (416) 943-4065

Dundee Corporation
1 Adelaide Street East, Suite 2100
Toronto, Ontario
Canada  M5C 2V9
Telephone – (416) 350 3388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sprott Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

146,976,919

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

146,976,919

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

146,976,919

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Murray Sinclair

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Black

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Bayley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Murray John

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Peniuk

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stewart Robertson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paul Dimitriadis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter Grosskopf

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Narinder Nagra

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jim Grosdanis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Steuter

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Arthur Richards Rule

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dundee Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	85207J100

Item 1.	Security and Issuer.

The name of the issuer is Sprott Resource Lending Corp., a corporation organized in the Province of Ontario, Canada (the "Issuer").  The address of the Issuer's principal executive offices is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2.  This Schedule 13D relates to the Issuer's Common Shares (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that Sprott Inc., a corporation organized in the Province of Ontario, Canada, beneficially owns 100% of the outstanding Shares.

This Schedule 13D is also being filed to report that Murray Sinclair, a citizen of Canada; David Black, a citizen of Canada; Brian Bayley, a citizen of Canada; Murray John, a citizen of Canada; Dale Peniuk, a citizen of Canada; Stewart Robertson, a citizen of Canada; Paul Dimitriadis, a citizen of Canada; Peter Grosskopf, a citizen of Canada; Narinder Nagra, a citizen of Canada; Jim Grosdanis, a citizen of Canada; Andrew Steuter, a citizen of Canada; Arthur Richards Rule, a citizen of the United States of America; and Dundee Corporation, a corporation organized in the Province of Ontario, Canada, each no longer beneficially own any of the outstanding Shares.

Each of the persons and/or entities described above in this Item 2 is collectively referred to herein as the “Reporting Persons”.

(b)
The principal business address of Sprott Inc. and Arthur Richards Rule is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1.

The principal business address of Murray Sinclair, David Black, Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, Paul Dimitriadis, Peter Grosskopf, Narinder Nagra, Jim Grosdanis and Andrew Steuter is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2.

The principal business address of Dundee Corporation is 1 Adelaide Street East, Suite 2100, Toronto, Ontario, Canada M5C 2V9.

(b), (c)
The principal occupation of Murray Sinclair is serving as the Non-Executive Chairman and as a Resource Lending Advisor for the Issuer.  Mr. Sinclair also serves as a Director of the Issuer and as a Director of Dundee Corporation.

David Black is retired.

The principal occupation of Brian Bayley is serving as a Resource Lending Advisor to the Issuer.

The principal occupation of Murray John is serving as President and Chief Executive Officer of Dundee Resources Limited and as Vice President and Portfolio Manager with Ned Goodman Investment Counsel.

The principal occupation of Dale Peniuk is serving as a Chartered Accountant, a corporate director and a consultant.

The principal occupation of Stewart Robertson is serving as President of the Crerar Group of Companies.

The principal occupation of Paul Dimitriadis is serving as the Chief Operating Officer of Sprott Consulting GP Inc., Sprott Consulting Limited Partnership, and Sprott Resource Corp.

The principal occupation of Peter Grosskopf is serving as the Chief Executive Officer of the Issuer and as the Chief Executive Officer of Sprott Inc.  Mr. Grosskopf also serves as a Director of the Issuer and as a Director of Sprott Inc.

The principal occupation of Narinder Nagra is serving as the President and Chief Operating Officer of the Issuer.  Mr. Nagra also serves as a Director of the Issuer.

The principal occupation of Jim Grosdanis is serving as the Chief Financial Officer of the Issuer.  Mr. Grosdanis also serves as a Director of the Issuer.

The principal occupation of Andrew Steuter is serving as Vice President, Origination of the Issuer.

The principal occupation of Arthur Richards Rule is serving as the President and Chief Executive Officer of Sprott US Holdings, Inc.  Mr. Rule also serves as a Director of Sprott Inc.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Sprott Inc. is set forth in Schedule A attached hereto.  The principal business address of each person is the principal business address of Sprott Inc.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Dundee Corporation is set forth in Schedule B attached hereto.  The principal business address of each person is the principal business address of Dundee Corporation.

(d)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of 8,977,654 of the Shares beneficially owned by Sprott Inc. prior to July 24, 2013 came from the working capital of Sprott Inc.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

All other Shares currently beneficially owned by Sprott Inc. were acquired from the Issuer upon the closing of the “Arrangement Agreement” (as described in Item 4 below) on July 24, 2013.  No borrowed funds were used to acquire such Shares.

Item 4.	Purpose of Transaction.

Sprott Inc. purchased the Shares acquired prior to July 24, 2013 for investment purposes.  All other Shares currently held by Sprott Inc. were acquired pursuant to an agreement with the Issuer (the “Arrangement Agreement”) to amalgamate the Issuer with a subsidiary of Sprott Inc. as described in further detail below.
On May 8, 2013, Sprott Inc. and the Issuer’s board of directors entered into the Arrangement Agreement, whereby Sprott Inc. would acquire all of the issued and outstanding Shares of the Issuer, and the Issuer’s shareholders would receive $0.15 in cash and 0.5 of a common share of Sprott Inc.  To be effective, the Arrangement Agreement necessitated approval by a resolution passed by not less than two-thirds of the votes validly cast by shareholders at the Issuer’s Annual and Special Meeting of Shareholders held on June 25, 2013 (the “Meeting”).

Prior to the Meeting, directors and officers of the Issuer and certain shareholders, holding in total approximately 39.5 million Shares representing 26.9% of the voting rights attached to the issued and outstanding Shares (on an undiluted basis) as of the record date for the Meeting, entered into voting and support agreements with the Sprott Inc. (each a “Support Agreement”), agreeing to support and vote in favor of the Arrangement Agreement.  The signatories to the Support Agreements were Sprott Inc., Murray Sinclair, David Black, Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, Paul Dimitriadis, Peter Grosskopf, Narinder Nagra, Jim Grosdanis, Andrew Steuter, Arthur Richards Rule and Dundee Corporation (each listed as a “Reporting Person” herein).  Donald Copeland, a Director of the Issuer, was also a signatory to a Support Agreement; however, he did not beneficially own any Shares as of May 8, 2013.

At the Meeting, the Arrangement Agreement was approved by a valid resolution passed by the Issuer’s shareholders.  After subsequently obtaining judicial and regulatory approvals, the Arrangement Agreement formally became effective upon the July 24, 2013 closing date.  As a result, Sprott Inc. currently beneficially owns 100% of the outstanding Shares, and accordingly, Murray Sinclair; David Black, Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, Paul Dimitriadis, Peter Grosskopf, Narinder Nagra, Jim Grosdanis, Andrew Steuter, Arthur Richards Rule, and Dundee Corporation each no longer beneficially own any of the outstanding Shares.

If permitted by law, the Issuer currently intends to de-list all Shares from the NYSE MKT and to suspend all reporting obligations under the Securities Exchange Act of 1934, as amended.  If such actions are taken, the Issuer will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act, applicable to public companies, and Shareholders will no longer enjoy the rights or protections that the United States federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Issuer.  In addition, Shareholders will no longer benefit from the substantive disclosure requirements imposed under certain United States federal securities laws (and the rules and regulations promulgated by the SEC thereunder).

Further information about the effects of Arrangement Agreement and the intentions of the Issuer is set forth in Exhibit (a)(1) to the Information Circular dated June 26, 2013 (the “Information Circular”) filed by the Issuer on Schedule 13E-3/A with the Securities and Exchange Commission (the “SEC”) on June 28, 2013.  A copy of the Arrangement Agreement is included as Appendix C to the Information Circular.

Except as set forth above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Sprott Inc. may be deemed to be the beneficial owner of 146,976,919 Shares, constituting 100% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Sprott Inc. has the sole power to vote or direct the vote of 146,976,919 Shares and the shared power to vote or direct the vote of 0 Shares.  Sprott Inc. has the sole power to dispose or direct the disposition of 146,976,919 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Murray Sinclair; David Black, Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, Paul Dimitriadis, Peter Grosskopf, Narinder Nagra, Jim Grosdanis, Andrew Steuter, Arthur Richards Rule, and Dundee Corporation may each be deemed to be the beneficial owners of 0 Shares, constituting 0% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Murray Sinclair; David Black, Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, Paul Dimitriadis, Peter Grosskopf, Narinder Nagra, Jim Grosdanis, Andrew Steuter, Arthur Richards Rule, and Dundee Corporation each have the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares.  Murray Sinclair; David Black, Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, Paul Dimitriadis, Peter Grosskopf, Narinder Nagra, Jim Grosdanis, Andrew Steuter, Arthur Richards Rule, and Dundee Corporation each have the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.

Murray Sinclair, David Black, Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, Paul Dimitriadis, Peter Grosskopf, Narinder Nagra, Jim Grosdanis, Andrew Steuter, Arthur Richards Rule and Dundee Corporation have not engaged in any transactions in the Shares during the past 60 days.

The transactions by managed accounts for which Sprott Inc. or its subsidiaries acts as an investment adviser in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Schedule of Transactions in Shares by Sprott Inc.
Exhibit C: Arrangement Agreement (incorporated by reference to the Schedule 13E-3/A filed by the Issuer on June 28, 2013)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2013
(Date)

Sprott Inc.

By: /s/ Kirstin McTaggart
Name: Kirstin Mc Taggart Title: Authorized Person

Murray Sinclair

By: /s/ Murray Sinclair

David Black

By: /s/ David Black

Brian Bayley

By: /s/ Brian Bayley

Murray John

By: /s/ Murray John

Dale Peniuk

By: /s/ Dale Peniuk

Stewart Robertson

By: /s/ Stewart Robertson

Paul Dimitriadis

By: /s/ Paul Dimitriadis

Peter Grosskopf

By: /s/ Peter Grosskopf

Narinder Nagra

By: /s/ Narinder Nagra

Jim Grosdanis

By: /s/ Jim Grosdanis

Andrew Steuter

By: /s/ Andrew Steuter

Arthur Richards Rule

By: /s/ Arthur Richards Rule

Dundee Corporation

By: /s/ Lili Mance
Name: Lili Mance Title: Authorized Person

*  Each Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule A

CERTAIN INFORMATION ABOUT THE EXECUTIVE OFFICERS
AND DIRECTORS OF SPROTT INC.

The following table sets forth certain information with respect to each executive officer and director of the Reporting Persons, as of July 31, 2013.

Name and Title	Principal Occupation	Country of Citizenship	Present Principal Occupation or Employment

Eric S. Sprott, Chairman	Chief Executive Officer	Canada
Mr. Sprott is Chief Executive Officer of Sprott Asset Management L.P. He is Chief Executive Officer and a Director of SAM GP He is also President and a Director of Sprott GenPar Ltd. and a Director of the Sprott Foundation. In addition, he is the Portfolio Manager responsible for the Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Offshore Fund, Sprott Offshore Fund II, Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and the Sprott discretionary managed accounts. He is a Canadian citizen.

Jack C. Lee, Lead Director	Private Investor	Canada	Mr. Lee is the President of Facet Resources Ltd.

Marc Faber, Director	Managing Director	Switzerland	Mr. Faber is the Managing Director of Marc Faber Ltd.

James T. Roddy, Director	Corporate Director	Canada	Mr. Roddy is retired.

Arthur Richards Rule, Director	President	U.S.A.	Mr. Rule is President and Chief Executive Officer Sprott US Holdings, Inc.

Paul H. Stephens, Director	Chairman	U.S.A.	Mr. Stephens is Chairman & Partner Stephens Investment Management LLC

Peter Grosskopf, Chief Executive Officer	Chief Executive Officer	Canada	Mr. Grosskopf is the Chief Executive Officer of Sprott Inc. and Chief Executive Officer of Sprott Resource Lending Corp. Mr. Grosskopf also serves as a Director of Sprott Resource Lending Corp.

Kevin Bambrough, President	President	Canada	Mr. Bambrough is President of Sprott Inc., President and Chief Executive Officer of Sprott Consulting L.P. and Sprott Consulting GP and Market Strategist of Sprott Asset Management L.P.
Steven Rostowsky, Chief Financial Officer	Chief Financial Officer	Canada
Mr. Rostowsky is the Chief Financial Officer of Sprott Asset Management L.P., Chief Financial Officer of Sprott Inc., and Chief Financial Officer and a Director of SAM GP. Mr. Rostowsky also serves as a Director of Sprott Resource Lending Corp. He is a Canadian citizen.

Schedule B

CERTAIN INFORMATION ABOUT THE EXECUTIVE OFFICERS
AND DIRECTORS OF DUNDEE CORPORATION

The following table sets forth certain information with respect to each executive officer and director of the Reporting Persons, as of July 31, 2013.

Name	Title	Country of Citizenship	Present Principal Occupation or Employment

Normand Beauchamp	Director	Canada	President, Capital NDSL Inc., an investment company

Michael Cooper	Director	Canada	President and Chief Executive Officer, Dundee Realty, a real estate company

David Goodman	Director	Canada	Scotiabank, Global Asset Management Advisory Board

Jonathan Goodman	Director	Canada	Chairman, Dundee Precious, an operating mining company

Ned Goodman	President, Chief Executive Officer and Director	Canada	President and Chief Executive Officer and Director, Dundee Corporation and Goodman Investment Counsel

Harold P. Gordon	Chairman and Director	U.S.A.	Chairman, Dundee Corporation

Ellis Jacob	Director	Canada	President and Chief Executive Officer, Cineplex Inc., an entertainment company

Dr. Frederick H. Lowy	Director	Canada	Retired

Garth A.C. MacRae	Director	Canada	Retired

Robert McLeish	Lead Director	Canada	Independent Consultant

K. Barry Sparks	Director	Canada	President, Torvan Capital Group, a corporate advisory and management company

Jeremy Soames	Director	United Kingdom	Chairman, Barbican Managing Agency Limited

Murray Sinclair	Director	Canada	Director, Dundee Corporation

Sivan Fox	Vice President, Legal	Canada	Vice President, Legal, Dundee Corporation

Mark Goodman	Vice President	Canada	Vice President, Dundee and Executive Chairman of the Board of Directors of Cogitore Resources Inc.

Lili Mance	Corporate Secretary	Canada	Corporate Secretary, Dundee Corporation

Perina Montesano	Vice President, Internal Audit	Canada	Vice President, Internal Audit, Dundee Corporation

Kevin Ng	Vice President, Taxation	Canada	Vice President, Taxation, Dundee Corporation

Lucie Presot	Vice President and Chief Financial Officer	Canada	Vice President and Chief Financial Officer, Dundee Corporation

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D, dated July 31, 2013, relating to the Common Shares of Sprott Resource Lending Corp. shall be filed on behalf of the undersigned.

July 31, 2013
(Date)

Sprott Inc.

By: /s/ Kirstin McTaggart
Name: Kirstin Mc Taggart Title: Authorized Person

Murray Sinclair

By: /s/ Murray Sinclair

David Black

By: /s/ David Black

Brian Bayley

By: /s/ Brian Bayley

Murray John

By: /s/ Murray John

Dale Peniuk

By: /s/ Dale Peniuk

Stewart Robertson

By: /s/ Stewart Robertson

Paul Dimitriadis

By: /s/ Paul Dimitriadis

Peter Grosskopf

By: /s/ Peter Grosskopf

Narinder Nagra

By: /s/ Narinder Nagra

Jim Grosdanis

By: /s/ Jim Grosdanis

Andrew Steuter

By: /s/ Andrew Steuter

Arthur Richards Rule

By: /s/ Arthur Richards Rule

Dundee Corporation

By: /s/ Lili Mance
Name: Lili Mance Title: Authorized Person

Exhibit B

Schedule of Transactions in Shares by the transactions by managed accounts for which Sprott Inc. or its subsidiaries acts as an investment adviser

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
7/24/13	Common Shares	137,999,265		*N/A

*  Pursuant to the Arrangement Agreement (as further described in Item 4 above), Sprott Inc. acquired all of the issued and outstanding Shares of the Issuer.  In return, the Issuer’s shareholders received $0.15 in cash and 0.5 of a common share of Sprott Inc.

SK 03883 0017 1400332